UNITED STATES

SECURITIES AND EXHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2023

FAST CASUAL CONCEPTS INC

(Exact Name of Registrant as Specified in its Charter)

Wyoming	834100110
(State or other jurisdiction	(IRS Employer
of Incorporation)	Identification Number)

141 Amsterdam Rd.,

Grove City, PA 16127

(Address of Principal Executive Offices)

724-748-6464

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following presents managements analysis of the financial condition of Fast Casual Concepts Inc. as of June, 30 2023.

Management's Discussion and Analysis of Financial Condition and Results of Operations.

Forward-looking Statements

Statements made in this Annual Report which are not purely historical are forward-looking statements with respect to the goals, plan objectives, intentions, expectations, financial condition, results of operations, future performance and our business, including, without limitation, (i) our ability to raise capital, and (ii) statements preceded by, followed by or that include the words "may," "would," "could," "should," "expects," "projects," "anticipates," "believes," "estimates," "plans," "intends," "targets" or similar expressions.

Forward-looking statements involve inherent risks and uncertainties, and important factors (many of which are beyond our control) that could cause actual results to differ materially from those set forth in the forward-looking statements, including the following, general economic or industry conditions, nationally and/or in the communities in which we may conduct business, changes in the interest rate environment, international gold prices, legislation or regulatory requirements, conditions of the securities markets, our ability to raise capital, changes in accounting principles, policies or guidelines, financial or political instability, acts of war or terrorism, other economic, competitive, governmental, regulatory and technical factors affecting our current or potential business and related matters.

Accordingly, results actually achieved may differ materially from expected results in these statements. Forward-looking statements speak only as of the date they are made. We do not undertake, and specifically disclaim, any obligation to update any forward-looking statements to reflect events or circumstances occurring after the date of such statements.

Overview

Prior to October 2022, we operated five stores, the Holy Cow, in Slippery Rock, PA, Third Eye Pies in Washington, PA, Third Eye Pies in Butler, PA and an Independent Taco and a Third Eye Pies both in Mercer, PA. All restaurant development, building and operations were discontinued on October 1, 2022 as the result of a Contract for the Purchase and Sale of a Business and Addendum to Franchise Agreement with Great American Ventures, an entity owned and operated by an officer and director of Fast Casual.

Following the sale of the stores, we turned our focus to the franchising and marketing of the Fast Casual brands, The Holy Cow Burgers and Ice Cream (“Holy Cow”), Independent Taco and Third Eye Pies. Revenues from continuing operations consist of franchise revenue.

Summary of Critical Accounting Estimates

The following significant accounting policies require management estimates and assumptions which may result in material impacts to Fast Casual’s financial condition.

Franchise Revenue Recognition

The transaction price in a standard franchise arrangement consists of (a) initial franchise/development fees; (b) continuing franchise fees (royalties); and (c) advertising fees. Since the Company considers the licensing of the franchising right to be a single performance obligation, no allocation of the transaction price is required. In determining the amount and timing of revenue from contracts with customers, the Company exercises significant judgment with respect to collectability of the amount; however, the timing of recognition does not require significant judgments as it is based on either the franchise term or the month of reported sales by the franchisee, none of which require estimation.

Franchise and development fees are recognized as revenue ratably on a straight-line basis over the term of the franchise agreement commencing with the restaurant opening date. Upfront payments are initially recorded as a contract liability until recognized as revenue over time.

The Company is entitled to royalties and advertising fees based on a percentage of the franchisee's gross sales as defined in the franchise agreement. Royalty and advertising revenue are recognized when the franchisee's reported sales occur. Depending on timing within a fiscal period, the recognition of revenue results in either what is considered a contract asset (unbilled receivable) or, once billed, accounts receivable, on the balance sheet.

The Company does not incur a significant amount of contract acquisition costs in conducting its franchising activities. The Company believes its franchising arrangements do not contain a significant financing component.

Stock Based Compensation

We record stock-based compensation using the fair value method. Equity instruments issued to employees and the cost of the services received as consideration are measured and recognized based on the fair value of the equity instruments issued. All transactions with non-employees in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The Company has incurred net operating loss for financial-reporting and tax-reporting purposes. Accordingly, for Federal income tax purposes, the benefit for income taxes has been offset entirely by a valuation allowance against the related federal and state deferred tax asset.

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value hierarchy distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs).

The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under are described as follows:

●	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities that are accessible at the measurement date.

●	Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

●	Level 3 – Inputs that are unobservable and significant for the asset or liability.

The carrying value of cash, accounts receivable, prepaid and other assets, accounts payable and accrued liabilities, notes payable and notes payable, related party, approximate their fair value due to the short-term maturity of those items. No other assets or liabilities were required to be recorded at fair value either on a recurring or non-recurring basis as of June 30, 2023 and December 31, 2022.

Results of Operations

For the Six Months Ended June 30, 2023 Compared to the Six Months Ended June 30, 2022

Revenues

We had $33,508 and $0 in revenues from franchising activities during the during the six months ended June 30, 2023 and 2022, respectively.

Operating Expenses

Operating expenses were $41,077 and $200,241 for the six months ended June 30, 2023 and 2022, respectively. The $159,164, or approximately 79% decrease, is mainly due to a $165,277 decrease in general and administrative expenses during the six months ended June 30, 2023 compared to June 30, 2022. The decrease was partially offset by a $6,113 increase in depreciation expense during the six months ended June 30, 2023 compared to the six months ended June 30, 2022.

Other Income and Expenses

We recognized total other expense of $4,006 for the six months ended June 30, 2023, compared to $39,982 for the six months ended June 30, 2022. The $35,976, or approximately 90%, decrease is mainly due to a $54,503 decrease in interest expense for the six months ended June 30, 2023 compared to the six months ended June 30, 2022 as a result of a significant reduction of notes payable to related parties. The decrease was partially offset by a decrease in other income of $18,527 during the six months ended June 30, 2023.

Net Loss from Continuing Operations

Net loss from continuing operations totaled $11,575 for the for the six months ended June 30, 2023 compared to $240,223 for the six months ended June 30, 2022, a decrease of $228,648, or 95%. The decrease is mainly due to the $159,164 decrease in operating expenses, as well as the 35,976 decrease in other expenses, as discussed above.

Net Loss from Discontinued Operations

Net losses from discontinued operations totaled $0 and $338,423 for the years six months ended June 30, 2023 and 2022, respectively, and represent activities from the development, build and operation of corporate owned franchise restaurants until their disposition in October 2022. See Item 1. Business, for further discussion.

Liquidity

Assets

Current assets at June 30, 2023 totaled $33,644 and was composed of $4 in cash, $6,976 in a related party receivable and $434 in prepaid expenses. Current assets at December 31, 2022 totaled $149,120 and was composed of $1,361 in cash, $92,317 in employee retention credits receivable, $55,008 in a related party receivable and $4,576 in prepaid expenses.

Non-current assets consisted of $26,230 and $33,123 in property and equipment, net of accumulated depreciation at June 30, 2023 and December 31, 2022, respectively.

Liabilities

Total liabilities were $268,848 and $817,900 as of June 30, 2023 and December 31, 2022, respectively, and consisted of current liabilities of $169,442 and $699,292, respectively. Current liabilities at June 30, 2023 consisted of $3,369 in accounts payable and accrued expenses, $2,427 in notes payable and $163,646 in notes payable, related party. Long term liabilities at June 30, 2023 consisted of $117,406 in a note payable. Current liabilities at December 31, 2022 consisted of $88,659 in accounts payable and accrued expenses, $2,427 in notes payable and $608,206 in notes payable, related party. Long term liabilities at December 31, 2022 consisted of $118,608 in a note payable.

Net Cash Used in Operating Activities

During the six months ended June 30, 2023, our operating activities provided net cash of $52,659 compared to $520,533 in net cash used during the six months ended June 30, 2022, or an increase of $573,192. The increase is mainly due to the $567,071 decrease in net loss as discussed above, as well as a net $164,795 of cash from changes in operating assets and liabilities. Increases were partially offset by $158,674 of decreases in non-cash operating expenses such as depreciation, amortization of leased assets and common stock issued for services during the six months ended June 30, 2023 compared to the six months ended June 30, 2022.

Cash used in investing activities was $0 during the six months ended June 30, 2023, compared to $419,419 during the six months ended June 30, 2022 from cash payments for furniture and equipment purchases related to discontinued operations.

Financing activities used $54,016 in cash during the six months ended June 30, 2023, compared to $953,945 in cash provided by financing activities during six months ended June 30, 2022. During the six months ended June 30, 2023 and 2022, we received $394,028 and $828,829 in cash from common stock, respectively. We received $17,398 and $466,050 in proceeds and repaid $464,240 and $330,763 in principal on notes payable to related parties during the six months ended June 30, 2023 and 2022, respectively. We repaid $1,202 and $10,171 on notes payable during six months ended June 30, 2023 and 2022, respectively.

The Company had a working capital deficit of $162,028 at June 30, 2023, as compared to $550,172 at December 31, 2022.

Item 2.	Other Information

None

Item 3.	Financial Statements

FAST CASUAL CONCEPTS, INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

	June 30, 2023	December 31, 2022
ASSETS

Current Assets:
Cash	$4	$1,361
Employee retention credit receivable	—	92,317
Prepaid expenses	434	4,576
Receivable from related party	6,976	50,866
Total Current Assets	7,414	149,120

Other Non-Current Assets:
Property and equipment, net	26,230	33,123
Total Assets	$33,644	$182,243

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current Liabilities:
Accounts payable and accrued expenses	$3,369	$88,659
Notes payable, current portion	2,427	2,427
Notes payable, related party, current portion	163,646	308,206
Total Current Liabilities	169,442	699,292

Long-Term Liabilities:
Note payable	117,406	118,608
Total Liabilities	286,848	817,900

Stockholders' Deficit:
Preferred stock Series A; $0.001 par value, 10,000,000 and 10,000,000 shares authorized and 10,000,000 and 0 shares issued and outstanding, respectively	10,000	10,000
Common stock; $0.001 par value, 750,000,000 and 750,000,000 shares authorized and 104,451,000 and 101,753,000 shares issued and outstanding, respectively	104,451	101,753
Common stock subscribed	—	10,500
Additional paid-in capital	1,771,928	1,370,098
Accumulated deficit	(2,139,583)	(2,128,008)
Total stockholders’ deficit	(253,204)	(635,657)

Total Liabilities and Stockholders' Deficit	$33,644	$182,243

The accompanying notes are an integral part of these unaudited consolidated financial statements.

FAST CASUAL CONCEPTS, INC.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Six Monts Ended June 30,
	2023	2022
REVENUES
Franchise fees	$33,508	$—
Total Revenue	33,508	—

COSTS AND EXPENSES
General and administrative	34,184	199,461
Depreciation and amortization	6,893	780
Total operating expenses	41,077	200,241
Loss from Operations	(7,569)	(200,241)

OTHER INCOME (EXPENSE)
Government grant and loan forgiveness	—	19,063
Other incomes	536	—
Interest expense	(4,542)	(59,045)
Total other expense	(4,006)	(39,982)
Loss before income taxes	(11,575)	(240,223)

Provision for income taxes	—	—
Net loss from continuing operations	(11,575)	(240,223)

Loss from discontinued operations	—	(338,423)
Net (loss) income	$(11,575)	$(578,646)

Basic (loss) income per common share
Continuing operations	$(0.00)	$(0.00)
Discontinued operations	$(0.01)	$(0.00)
Net (loss) income per common share	$(0.01)	$(0.00)
Basic weighted average common shares outstanding	101,994,471	112,504,445

The accompanying notes are an integral part of these unaudited consolidated financial statements.

FAST CASUAL CONCEPTS, INC.

UNAUDITED CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT

	Preferred Stock Series A		Common Stock		Additional	Common	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Paid-in Capital	Stock Subscribed	Deficit	Deficit
Balance, December 31, 2021	10,000,000	$10,000	103,423,500	$103,424	$281,164	$252,550	$(1,181,290)	$(534,152)

Common stock issued for cash, net	—	÷-	8,290,000	8,290	820,539	—	—	828,829

Common stock issued for subscribed stock	—	—	3,605,500	3,605	248,945	(252,550)	—	—

Common stock issued for related party notes payable	—	—	10,000,000	10,000	990,000	—	—	1,000,000

Common stock issued for services	—	—	400,000	400	—	—	—	400

Net loss for the six months ended June 30, 2022	—	—	—	—	—	—	(578,646)	(578,646)

Balance, June 30, 2022	10,000,000	$10,000	125,719,000	$125,719	$2,340,648	$—	$(1,759,936)	$716,431

	Preferred Stock Series A		Common Stock		Additional	Common	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Paid-in Capital	Stock Subscribed	Deficit	Deficit
Balance, December 31, 2022	10,000,000	$10,000	101,753,000	$101,753	$1,370,098	$10,500	$(2,128,008)	$(635,657)

Common stock issued for cash	—	—	2,628,000	2,628	391,400	—	—	394,028

Common stock issued for subscribed stock	—	—	70,000	70	10,430	(10,500)	—	—

Net loss for the six months ended June 30, 2023	—	—	—	—	—	—	(11,575)	(11,575)

Balance, June 30, 2023	10,000,000	$10,000	104,451,00	$104,451	$1,771,928	$—	$(2,139,583)	$(253,204)

The accompanying notes are an integral part of these unaudited consolidated financial statements.

FAST CASUAL CONCEPTS, INC.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended June 30,
	2023	2022

Cash flows from operating activities:
Net loss	$(11,575)	$(578,646)
Adjustments to reconcile net loss to net
cash (used) provided by operating activities:
Depreciation and amortization expense	6,893	95,547
Amortization of leased assets	—	69,620
Payroll Protection Plan loan forgiveness	—	—
Common stock issued for services	—	400
Changes in operating assets and liabilities:
Decrease (increase) in inventory	—	(10,160)
Decrease in employee retention credit receivable	92,317	—
Decrease in receivable from related party	43,890	—
Increase in leased assets	—	(6,972)
Decrease in other assets	4,142	22,547
Decrease in accounts payable and accrued expenses	(83,008)	(45,077)
Decrease in lease liabilities	—	(67,792)
Net cash provided by (used in) operating activities	52,659	(520,533)

Cash flows from investing activities:
Purchase of property and equipment	—	(419,419)
Net cash used in financing activities	—	(419,419)

Cash flows from financing activities:
Common stock issued for cash, net	394,028	828,829
Proceeds from the issuance of notes payable, related party	17,398	466,050
Payments on notes payable, related party	(464,240)	(330,763)
Payments on notes payable	(1,202)	(10,171)
Net cash provided by financing activities	(54,016)	953,945

Net change in cash	(1,357)	13,993
Cash, beginning of period	1,361	2,189

Cash, end of period	$4	$16,182

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	$2,260	$6,626
Cash paid for taxes	$—	$—

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES:
Common stock issued for subscribed stock	$10,500	$—
Accrued interest added to principal balance	$2,282	$52,161
Common stock issued for conversion of related party notes payable	$—	$1,000,000
Right of use assets acquired through operating lease	$—	$543,810

The accompanying notes are an integral part of these unaudited consolidated financial statements.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on September 25, 2023.

FAST CASUAL CONCEPTS INC

By:	/s/ George Athanasiadis
Name:	George Athanasiadis
Title:	President, Chief Executive Officer and Director

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities on September 25, 2023.

/s/ George Athanasiadis

Name: George Athanasiadis

President, Chief Executive Officer and Director

(Principal Executive Officer)

/s/ Tim Seivers

Name: Tim Seivers

Chief Operating Officer